UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces its compensation structure
Zurich, January 10, 2011 Credit Suisse today announced its compensation structure for 2010, which determines how discretionary variable incentive awards are made to the Bank’s employees. Notable features of the 2010 compensation structure include a lower threshold for compulsory participation in the Bank’s deferred variable compensation programs and higher rates of deferral. The two instruments for deferred variable awards have been simplified and are share awards with no leverage and cash-based Adjustable Performance Plan Awards (APPA).

Long-term approach
Credit Suisse is committed to fair, balanced and performance-oriented compensation policies that align long-term employee and shareholder interests. Credit Suisse’s compensation practices make use of long-term vesting periods and deferred awards – including share-based awards – reflecting the Bank’s commitment to rewarding its employees for performing in a way that creates sustainable value for the Bank and its shareholders over time.

Dialog with regulators and shareholders
In light of the increased focus on compensation practices within the financial services industry since 2008, Credit Suisse has been in regular dialog on this matter with regulators globally and with its shareholders. In 2008, Credit Suisse began to critically review its compensation practices and fundamentally changed elements of its compensation instruments and processes for 2009. These changes were designed to ensure adequate consideration of risk in compensation decisions and to better align the interests of employees with the long-term success of the Bank. Against the backdrop of emerging regulation and market practices and in continuing dialog with regulators and shareholders, Credit Suisse has further modified its compensation structure for 2010.

The 2010 compensation structure
The structure for 2010 is based on Credit Suisse’s existing compensation principles and responds to shareholders’ feedback, regulatory initiatives and political as well as public concerns. The threshold for participation in the Bank’s deferred compensation programs is significantly lower than in the past, which means that more employees will have parts of their variable awards deferred. In addition, deferral rates have been increased, which means that a lower portion of employees’ variable awards will be made in cash. The two instruments for deferred variable awards are simpler than those used in the past, which means that there is greater transparency for all stakeholders.

Overview of key features
The changes announced today apply to variable awards made for the year 2010. The most important features of the compensation structure for 2010 are:

A. Eligibility and structure for deferred variable incentive awards
The threshold for participation in deferred compensation programs has been lowered significantly from CHF 125,000 to CHF 50,000 in variable awards. This means that more employees than before will be

Media Release
January 10, 2011 Page 2/3

subject to restrictions in their variable awards. Deferral rates have been increased to a range of 35% to 70%, which means that a lower portion of employees’ variable awards will be in cash.

B. Deferred variable awards
Deferred variable awards granted to members of the Executive Board, Managing Directors and Directors will be in the form of (1) share awards and (2) Adjustable Performance Plan Awards (APPA), as explained below. 50% of the deferred variable awards for this population will be in each form. Employees below the level of Director whose variable awards are deferred will have 100% of the deferred amount granted in shares.

1)
Shares granted as part of 2010 variable awards will vest and be delivered over four years on a pro-rata basis between 2012 and 2015. The upside and downside potential is based solely on changes in the Group’s share price over four years. In contrast to the share-based instruments used in previous years (Incentive Share Units, ISU, and Scaled Incentive Share Units, SISU), the share awards for 2010 have no leverage features based on future performance of the Bank.

2)
APPA are cash-based awards that will vest and be delivered over four years on a pro-rata basis. Outstanding awards will be adjusted upwards or downwards based on Credit Suisse’s return on equity (ROE) each year from 2011 to 2014. However, should a division be loss-making in one or more years between 2011 and 2014 outstanding awards for employees of that division will be adjusted downwards even if Credit Suisse's ROE is positive. The maximum upside of the proportion of variable awards granted in APPA will be the cumulative return on equity over the vesting period. The maximum downside is 100%.

Consistent with prior practice, Credit Suisse deferred variable awards contain a general provision that enables the Bank to cancel outstanding awards made to employees in the event they engage in activities that result in, or have the potential to result in, material harm – financial, reputational or other – to the Bank. Additionally, the cash component of awards granted to Managing Directors in the Investment Banking division is subject to full or partial repayment on the occurrence of certain events such as voluntary termination of employment within two years.

While Credit Suisse applies its compensation structure on a global basis, some variations to the terms of variable awards do exist to adhere with local requirements. A detailed description of the 2010 compensation structure will be included in the Annual Report 2010.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,500 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
January 10, 2011 Page 3/3

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;
– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: January 10, 2011
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG